January 24, 2014

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 12 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership owned a limited partnership interest in Wiedemann Park Apartments Limited Partnership, an Oregon limited partnership (“Wiedemann”). The Wiedemann limited partnership interest was sold by the Partnership on November 1, 2013. The Partnership is not actively seeking buyers for its assets, as it has not entered its liquidation phase. However, the Wiedemann local general partner sought the Partnership’s consent to a refinancing, and the Partnership instead asked the local general partner to buy the Partnership’s interest prior to the refinancing, as the property had completed its 10-year credit period. Because the apartment complex has not yet completed its 15-year compliance period, the buyer was required to deliver a tax credit indemnity bond to the Partnership.

In an appraisal conducted in August 2013 requisitioned by the local general partner of Wiedemann, the appraised value of the apartment complex, conducted with any applicable restrictions taken into consideration, was determined to be approximately $3,120,000. The estimated loan balance as of December 31, 2013, calculated at the time of negotiations for the sale, was approximately $2,372,000, and the other balance sheet debts of Wiedemann were approximately $732,000, for a calculated negative value for the apartment complex after reduction for hypothetical closing costs of an apartment complex sale. Accordingly, the transfer was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs. The apartment complex stayed with the local limited partnership owning it subject to its indebtedness.

The Partnership continues to own interests in other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interest described herein will result in gross taxable income to Limited Partners which will be reflected in your 2013 K-1, expected to be delivered to you approximately February or March 2014. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of the sale once the 2013 K-1 is received.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

WNC & Associates, Inc.,
General Partner

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com